UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Board of Directors approves election of the new Petrobras CEO

—

Rio de Janeiro, May 24, 2024 – Petróleo Brasileiro S.A. – Petrobras, following up on the release published on 05/22/2024, informs that its Board of Directors, at a meeting held today, appointed Magda Chambriard as a member of the Board of Directors and elected her as the company's new CEO.

Magda Chambriard took office in both positions on this date and joined the Board of Directors immediately, without the need to call a Shareholders' Meeting for this purpose.

Magda Chambriard has a master's degree in Chemical Engineering from COPPE/UFRJ (1989) and Civil Engineering from UFRJ (1979), with a specialist degree in Reservoir Engineering and Formation Assessment and a specialization in Oil and Gas Production from Petrobras University. She completed several courses other than those related to oil and gas production, including Management Development in Production Engineering, Negotiation of Exploration and Production Contracts, Qualification in Negotiation in the Oil Industry, Risk Management, Accounting, Management, Leadership, and Development for Board of Directors.

She started her career at Petrobras in 1980, always working in the Production area, where she accumulated knowledge on all production areas in Brazil. In 2002, she was transferred to ANP to advise the Exploration and Production department, when she was an E&P business consultant in the New E&P Business area at Petrobras. Shortly after assuming an advisory role at ANP, she also took over the Exploration and Block Definition superintendencies, focusing on bidding processes. She was also responsible for implementing ANP's Multi-Year Geology and Geophysics Plan, which resulted in the collection of essential data for the successful bidding processes in sedimentary basins of new frontiers.

She became head of ANP’s Directory in 2008, and head of the Director General Office in 2012, having led the creation of the Security and Environment Superintendency and the Information Technology Superintendency, in addition to overseeing the work related to studies and preparation for contracts and bidding notices, technical studies that culminated in the first pre-salt bidding process, as well as traditional bidding processes under the concession regime. She was responsible for areas such as Audit, Internal Affairs, Prosecutor's Office, Bidding Promotion, Supply, Supervision of Fuel Distribution and Resale, Human Resources, Administrative and Financial and Government Relations, in addition to those areas related to the Exploration and Production segment.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19º andar – 20031-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act), that reflect the expectations of the Company's management. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Carlos Alberto Rechelo

______________________________

Carlos Alberto Rechelo

Chief Financial Officer and Investor Relations Officer